Exhibit 99.1

The Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

POLL RESULTS OF 2016 FIRST EXTRAORDINARY GENERAL MEETING

The board (the "Board") of directors (the "Directors") of China Southern Airlines Company Limited (the "Company") and all of its members confirm that this announcement does not contain any misrepresentation, misleading statement or material omission, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the contents of this announcement.

POLL RESULTS OF EGM

The first extraordinary general meeting for the year 2016 of the Company (the "EGM") was held at 2:30 p.m. on Friday, 16 December 2016 at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC. The EGM was convened by the Board and presided by Mr. Tan Wan Geng, the Vice Chairman of the Board. Some Directors and supervisors of the Company attended the EGM. Some members of the senior management of the Company also attended the EGM. No resolutions proposed at the EGM were being vetoed or amended.

As at the date of the EGM, there were 9,817,567,000 shares (the "Shares") of the Company in issue, which was the total number of Shares entitling the holders to attend and vote for or against the resolutions proposed at the EGM. 66 shareholders and authorized proxies holding an aggregate of 6,318,617,791 Shares carrying voting rights, representing approximately 64.36% of the total issued share capital of the Company, were present at the EGM.

Number of shareholders and authorized proxies attended the meeting	66
Of which: number of A shareholders	64
number of H shareholders	2
Total number of voting Shares held	6,318,617,791
Of which: total number of Shares held by A shareholders	4,641,094,933
total number of Shares held by H shareholders	1,677,522,858
Percentage of the total number of voting Shares of the Company(%)	64.36
Of which: percentage of Shares held by A shareholders(%)	47.27
percentage of Shares held by H shareholders(%)	17.09

China Southern Air Holding Company and its associates, who were directly and indirectly holding an aggregate of 5,103,998,665 Shares as at the date of this announcement, are required to abstain from voting in relation to resolution No.1. As such, China Southern Air Holding Company and its associate Nan Lung Holding Limited (holding 4,039,228,665 A Shares and 1,033,650,000 H Shares, respectively), which are connected persons of the Company, had abstained from voting in relation to resolution No. 1.

Save as disclosed above, there was no restriction on any shareholder of the Company casting votes on any of the proposed resolutions at the EGM, and there was no Share entitling the holders to attend and vote only against the resolutions proposed at the EGM. No shareholder is required to abstain from voting on any of the resolutions proposed at the EGM.

All resolutions as set out in the notice of the EGM were duly passed and the poll results are as follows:

Ordinary Resolutions

1.	Resolution: To consider and approve the financial services framework agreement entered into between the Company and Southern Airlines Group Finance Company Limited.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
A Shares	601,495,518	99.9384	370,750	0.0616	0	0
H Shares	325,089,248	50.4897	282,403,210	43.8601	36,380,400	5.6502
Total	926,584,766	74.3803	282,773,960	22.6993	36,380,400	2.9204

2.	Resolution: To consider and approve the acquisition of 12 B787-9 aircraft from The Boeing Company by the Company.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
A Shares	4,641,094,933	100	0	0	0	0
H Shares	1,677,430,108	99.9945	52,700	0.0031	40,050	0.0024
Total	6,318,525,041	99.9985	52,700	0.0008	40,050	0.0006

More than 50% of the total valid voting rights held by attending shareholders and authorized proxies were cast in favour of the above resolutions.

According to the requirements of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, KPMG was appointed as the scrutineer in respect of votings at the EGM. (Note)

Zhang Zhenya and Wu Xiaoqing, PRC lawyers from Z & T Law Firm, attended the EGM and issued a legal opinion stating that the convening and holding of the EGM, the procedures for the holding of the EGM, the eligibility of the persons who attended the EGM and the procedures for voting at the EGM are in compliance with the PRC Company Law, the Regulation of the Shareholders’ Meeting of a Listed Company, and the Articles of Association of the Company, and that the resolutions passed at the EGM are lawful and valid.

Note:	Scope of work of KPMG

The poll results were subject to scrutiny by KPMG, Certified Public Accountants, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to KPMG. The work performed by KPMG in this respect did not constitute an assurance engagement made in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

By order of the Board
China Southern Airlines Company Limited
Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

16 December 2016

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.